Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2020 AND 2019

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2020	Dec 31 2019
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$184	$139
Accounts receivable		2,190	2,465
Current income taxes receivable		309	13
Inventory		1,060	1,152
Prepaids and other		231	174
Investments	7	305	490
Current portion of other long-term assets	8	82	54
		4,361	4,487
Exploration and evaluation assets	4	2,436	2,579
Property, plant and equipment	5	65,752	68,043
Lease assets	6	1,645	1,789
Other long-term assets	8	1,082	1,223
		$75,276	$78,121

LIABILITIES
Current liabilities
Accounts payable		$667	$816
Accrued liabilities		2,346	2,611
Current portion of long-term debt	9	1,343	2,391
Current portion of other long-term liabilities	6,10	722	819
		5,078	6,637
Long-term debt	9	20,110	18,591
Other long-term liabilities	6,10	7,564	7,363
Deferred income taxes		10,144	10,539
		42,896	43,130
SHAREHOLDERS’ EQUITY
Share capital	12	9,606	9,533
Retained earnings		22,766	25,424
Accumulated other comprehensive income	13	8	34
		32,380	34,991
		$75,276	$78,121
Commitments and contingencies (note 17).

Approved by the Board of Directors on March 3, 2021.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Product sales	18	$5,219	$6,335	$17,491	$24,394
Less: royalties		(201)	(434)	(598)	(1,523)
Revenue		5,018	5,901	16,893	22,871
Expenses
Production		1,631	1,648	6,280	6,277
Transportation, blending and feedstock		1,318	1,416	4,498	4,699
Depletion, depreciation and amortization	5,6	1,615	1,550	6,046	5,546
Administration		107	95	391	344
Share-based compensation	10	123	161	(82)	223
Asset retirement obligation accretion	10	51	50	205	190
Interest and other financing expense		177	217	756	836
Risk management activities	16	2	28	(7)	77
Foreign exchange gain		(513)	(229)	(275)	(570)
Gain on acquisition	5	(217)	—	(217)	—
(Gain) loss from investments	7,8	(35)	143	171	293
		4,259	5,079	17,766	17,915
Earnings (loss) before taxes		759	822	(873)	4,956
Current income tax expense (recovery)	11	35	31	(257)	434
Deferred income tax (recovery) expense	11	(25)	194	(181)	(894)
Net earnings (loss)		$749	$597	$(435)	$5,416
Net earnings (loss) per common share
Basic	15	$0.63	$0.50	$(0.37)	$4.55
Diluted	15	$0.63	$0.50	$(0.37)	$4.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net earnings (loss)	$749	$597	$(435)	$5,416
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $nil (2019 – $1 million) – three months ended; $2 million (2019 – $13 million) – year ended	(4)	2	13	99
Reclassification to net earnings (loss), net of taxes of $nil (2019 – $nil) – three months ended; $2 million (2019 – $5 million) – year ended	(2)	(5)	(15)	(41)
	(6)	(3)	(2)	58
Foreign currency translation adjustment
Translation of net investment	(110)	(61)	(24)	(146)
Other comprehensive loss, net of taxes	(116)	(64)	(26)	(88)
Comprehensive income (loss)	$633	$533	$(461)	$5,328

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2020	Dec 31 2019
Share capital	12
Balance – beginning of year		$9,533	$9,323
Issued upon exercise of stock options		108	360
Previously recognized liability on stock options exercised for common shares		21	53
Purchase of common shares under Normal Course Issuer Bid		(56)	(203)
Balance – end of year		9,606	9,533
Retained earnings
Balance – beginning of year		25,424	22,529
Net earnings (loss)		(435)	5,416
Dividends on common shares	12	(2,008)	(1,783)
Purchase of common shares under Normal Course Issuer Bid	12	(215)	(738)
Balance – end of year		22,766	25,424
Accumulated other comprehensive income	13
Balance – beginning of year		34	122
Other comprehensive loss, net of taxes		(26)	(88)
Balance – end of year		8	34
Shareholders’ equity		$32,380	$34,991

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Operating activities
Net earnings (loss)		$749	$597	$(435)	$5,416
Non-cash items
Depletion, depreciation and amortization		1,615	1,550	6,046	5,546
Share-based compensation		123	161	(82)	223
Asset retirement obligation accretion		51	50	205	190
Unrealized risk management (gain) loss		(21)	17	(39)	13
Unrealized foreign exchange gain		(534)	(225)	(116)	(548)
Realized foreign exchange gain on settlement of cross currency swaps		—	—	(166)	—
Gain on acquisition	5	(217)	—	(217)	—
(Gain) loss from investments	7,8	(33)	150	185	321
Deferred income tax (recovery) expense		(25)	194	(181)	(894)
Other		8	(8)	(71)	(109)
Abandonment expenditures		(52)	(84)	(249)	(296)
Net change in non-cash working capital		(394)	52	(166)	(1,033)
Cash flows from operating activities		1,270	2,454	4,714	8,829
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	9	(563)	(701)	338	2,025
Issue (repayment) of medium-term notes	9	800	(500)	(1,100)	(1,000)
Issue of US dollar debt securities	9	—	—	1,481	—
Settlement of Painted Pony long-term debt	5	(397)	—	(397)	—
Proceeds on settlement of cross currency swaps	16	—	—	166	—
Payment of lease liabilities	6,10	(47)	(64)	(225)	(237)
Issue of common shares on exercise of stock options		72	212	108	360
Dividends on common shares		(502)	(444)	(1,950)	(1,743)
Purchase of common shares under Normal Course Issuer Bid	12	—	(140)	(271)	(941)
Cash flows used in financing activities		(637)	(1,637)	(1,850)	(1,536)
Investing activities
Net expenditures on exploration and evaluation assets	4,18	(8)	—	(5)	(73)
Net expenditures on property, plant and equipment	5,18	(719)	(972)	(2,555)	(3,535)
Acquisition of Devon assets		—	—	—	(3,412)
Repayment of NWRP subordinated debt advances	8	124	—	124	—
Net change in non-cash working capital		(21)	118	(383)	(235)
Cash flows used in investing activities		(624)	(854)	(2,819)	(7,255)
Increase (decrease) in cash and cash equivalents		9	(37)	45	38
Cash and cash equivalents – beginning of period		175	176	139	101
Cash and cash equivalents – end of period		$184	$139	$184	$139
Interest paid on long-term debt, net		$147	$191	$745	$865
Income taxes paid (received)		$—	$73	$(29)	$445

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2019, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2019.
Critical Accounting Estimates and Judgements
For the three months and year ended December 31, 2020, the novel coronavirus (“COVID-19”) had an impact on the global economy, including the oil and gas industry. Business conditions in the fourth quarter of 2020 continued to reflect the market uncertainty associated with COVID-19, with some modest improvements to global crude oil demand and supply conditions. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
Government Grants
The Company receives or is eligible for government grants, including those introduced in response to the impact of COVID-19. Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Grants that are intended to compensate for expenses incurred are classified as other income.
2. CHANGES IN ACCOUNTING POLICIES
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgements related to the preparation of financial statements. The Company prospectively adopted the amendments on January 1, 2020.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2020

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.
In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recognized in net earnings, rather than as a reduction in the cost of the asset. The amendments are effective January 1, 2022 with early adoption permitted. The Company is assessing the impact of these amendments on its consolidated financial statements.

In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board’s mandated reforms to InterBank Offered Rates (“IBORs”), with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the impact of IBOR reform and the IASB amendments and does not expect that these amendments will have a significant impact on the Company's financial statements.
4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$2,258	$—	$69	$252	$2,579
Additions/acquisitions	40	—	15	—	55
Transfers to property, plant and equipment	(194)	—	—	—	(194)
Derecognitions and other	(3)	—	—	—	(3)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2020	$2,101	$—	$83	$252	$2,436

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2020

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$72,627	$7,296	$3,933	$45,016	$451	$466	$129,789
Additions/acquisitions	1,789	104	94	1,328	6	19	3,340
Transfers from E&E assets	194	—	—	—	—	—	194
Derecognitions	(521)	(3)	—	(634)	—	—	(1,158)
Disposals	(92)	—	—	—	—	—	(92)
Foreign exchange adjustments and other	—	(114)	(64)	—	—	—	(178)
At December 31, 2020	$73,997	$7,283	$3,963	$45,710	$457	$485	$131,895
Accumulated depletion and depreciation
At December 31, 2019	$46,577	$5,712	$2,712	$6,247	$153	$345	$61,746
Expense	3,676	247	161	1,668	15	25	5,792
Derecognitions	(521)	(3)	—	(634)	—	—	(1,158)
Disposals	(63)	—	—	—	—	—	(63)
Foreign exchange adjustments and other	(28)	(103)	(51)	8	—	—	(174)
At December 31, 2020	$49,641	$5,853	$2,822	$7,289	$168	$370	$66,143
Net book value
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
- at December 31, 2019	$26,050	$1,584	$1,221	$38,769	$298	$121	$68,043

On October 6, 2020, the Company completed the acquisition of all the issued and outstanding shares of Painted Pony Energy Ltd. ("Painted Pony") for total cash consideration of $111 million. Painted Pony is involved in the exploration for and development of natural gas and natural gas liquids in Northeast British Columbia.
The acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets acquired and liabilities assumed as of the acquisition date. The below amounts are estimates, and may be subject to change based on the receipt of new information.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$750
Exploration and evaluation assets	15
Other long-term assets	204
Long-term debt	(397)
Asset retirement obligations	(13)
Other long-term liabilities	(442)
Deferred tax asset	211
Net assets acquired	328
Less: cash consideration	111
Gain on acquisition (1)	$217
(1) The gain on acquisition of $217 million represents the excess of the fair value of the net assets acquired compared with the total purchase consideration.
In connection with the acquisition the Company assumed certain product transportation and processing commitments (note 17).

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2020

As at December 31, 2020, the Company assessed the recoverability of its property, plant and equipment and its exploration and evaluation assets, and determined the carrying amounts of all of its cash generating units to be recoverable.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the year ended December 31, 2020, pre-tax interest of $24 million (December 31, 2019 – $53 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.5% (December 31, 2019 – 4.0%).

6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2019	$1,166	$317	$182	$124	$1,789
Additions (1)	17	121	7	3	148
Depreciation	(124)	(53)	(51)	(26)	(254)
Derecognitions	(20)	(5)	(10)	—	(35)
Foreign exchange adjustments and other	(1)	(1)	—	(1)	(3)
At December 31, 2020	$1,038	$379	$128	$100	$1,645
(1) The acquisition of Painted Pony in the fourth quarter of 2020 included lease assets of $93 million (note 5).
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2020 were as follows:

	Dec 31 2020	Dec 31 2019
Lease liabilities	$1,690	$1,809
Less: current portion	189	233
	$1,501	$1,576
Total cash outflows for leases for the three months ended December 31, 2020, including payments related to short-term leases not reported as lease assets, were $221 million (three months ended December 31, 2019 – $299 million; year ended December 31, 2020 – $983 million; year ended December 31, 2019 – $1,178 million). Interest expense on leases for the three months ended December 31, 2020 was $17 million (three months ended December 31, 2019 – $18 million; year ended December 31, 2020 – $67 million; year ended December 31, 2019 – $70 million).

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2020

7. INVESTMENTS
As at December 31, 2020, the Company had the following investments:

	Dec 31 2020	Dec 31 2019
Investment in PrairieSky Royalty Ltd.	$228	$345
Investment in Inter Pipeline Ltd.	77	145
	$305	$490

The (gain) loss from the investments was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Fair value (gain) loss from investments	$(33)	$77	$185	$34
Dividend income from investments	(2)	(7)	(14)	(28)
	$(35)	$70	$171	$6
The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") do not constitute significant influence, and are accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2020, the Company’s investments in PrairieSky and Inter Pipeline were classified as current assets.
The Company's investment in PrairieSky consists of 22.6 million common shares. As at December 31, 2020 the market price per common share was $10.09 (December 31, 2019 – $15.23).
The Company's investment in Inter Pipeline consists of 6.4 million common shares. As at December 31, 2020 the market price per common share was $11.87 (December 31, 2019 – $22.54).
On February 22, 2021, Brookfield Infrastructure Partners L.P. commenced a formal offer to purchase all issued and outstanding Inter Pipeline common shares for $16.50 per common share. The offer is open for acceptance until Monday, June 7, 2021.
8. OTHER LONG-TERM ASSETS

	Dec 31 2020	Dec 31 2019
North West Redwater Partnership	$555	$652
Prepaid cost of service tolls	162	130
Risk management (note 16)	136	290
Long-term inventory	121	121
Other (1)	190	84
	1,164	1,277
Less: current portion	82	54
	$1,082	$1,223
(1) The acquisition of Painted Pony in the fourth quarter of 2020 included physical product sales contracts valued at $111 million (note 5).
The Company has a 50% equity investment in and as at December 31, 2020 has made subordinated debt advances, net of repayments, of $555 million to NWRP, including accrued interest. The subordinated debt is repayable over 10 years commencing July 2021, and bears interest at prime plus 6%. During the year ended December 31, 2020, $124 million of the subordinated debt was repaid to the Company. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that targets to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta, under a 30-year fee-for-service tolling agreement.
On June 1, 2020, the refinery achieved the Commercial Operation Date ("COD"), pursuant to the terms of the tolling agreement. The Company is unconditionally obligated to pay its 25% pro rata share of the debt tolls over the 30-year

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2020

tolling period (note 17). Subsequent to COD, sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment.
The unrecognized share of the equity (income) loss from NWRP for the three months ended December 31, 2020 was a recovery of unrecognized equity losses of $6 million (year ended December 31, 2020 – unrecognized equity loss of $94 million; December 31, 2019 – recognized equity loss of $287 million and unrecognized equity loss of $59 million). As at December 31, 2020, the cumulative unrecognized share of equity losses from NWRP was $153 million (December 31, 2019 – $59 million).

9. LONG-TERM DEBT

	Dec 31 2020	Dec 31 2019
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,614	$1,688
Medium-term notes	3,200	4,300
	4,814	5,988
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2020 – US$3,953 million; December 31, 2019 – US$3,745 million)	5,041	4,855
Commercial paper (December 31, 2020 – US$426 million; December 31,2019 – US$254 million)	544	329
US dollar debt securities (December 31, 2020 – US$8,750 million; December 31, 2019 – US$7,650 million)	11,161	9,918
	16,746	15,102
Long-term debt before transaction costs and original issue discounts, net	21,560	21,090
Less: original issue discounts, net (1)	18	17
transaction costs (1) (2)	89	91
	21,453	20,982
Less: current portion of commercial paper	544	329
current portion of other long-term debt (1) (2)	799	2,062
	$20,110	$18,591
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
For the year ended December 31, 2020, the Company reported an unrealized foreign exchange gain of $267 million (December 31, 2019 – unrealized gain of $662 million) on its US dollar denominated debt.
Bank Credit Facilities and Commercial Paper
As at December 31, 2020, the Company had undrawn revolving bank credit facilities of $4,958 million. Additionally, the Company had in place fully drawn term credit facilities of $6,738 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. At December 31, 2020, the Company had $544 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•a $100 million demand credit facility;
•a $1,000 million non-revolving term credit facility maturing February 2022;
•a $2,425 million revolving syndicated credit facility maturing June 2022;
•a $3,088 million non-revolving term credit facility maturing June 2022;
•a $2,650 million non-revolving term credit facility maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2023; and
•a £5 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2020

During the second quarter of 2020, the $750 million non-revolving term credit facility, originally due February 2021, was extended to February 2022 and increased to $1,000 million. Subsequent to December 31, 2020, the facility was extended to February 2023.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon. During the second quarter of 2020, the Company repaid $162.5 million related to the required annual amortization, reducing the facility balance to $3,088 million. Subsequent to December 31, 2020, the Company repaid a further $362.5 million on the facility, reducing the outstanding balance to $2,725 million, and satisfying the required annual amortization of $162.5 million originally due in June 2021. The facility matures in June 2022.
The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2020 was 1.1% (December 31, 2019 – 2.5%), and on total long-term debt outstanding for the year ended December 31, 2020 was 3.5% (December 31, 2019 – 4.0%).
As at December 31, 2020, letters of credit and guarantees aggregating to $489 million were outstanding.
Medium-Term Notes
During the fourth quarter of 2020, the Company issued $500 million of 1.45% medium-term notes due November 2023 and $300 million of 2.50% medium-term notes due January 2028.
After issuing these securities, the Company had $2,200 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the third quarter of 2020, the Company repaid $1,000 million of 2.89% medium-term notes. During the second quarter of 2020, the Company repaid $900 million of 2.05% medium-term notes.
US Dollar Debt Securities
During the second quarter of 2020, the Company issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030.
After issuing these securities, the Company had US$1,900 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
10. OTHER LONG-TERM LIABILITIES

	Dec 31 2020	Dec 31 2019
Asset retirement obligations	$5,861	$5,771
Lease liabilities (note 6) (1)	1,690	1,809
Share-based compensation	160	297
Risk management (note 16)	160	112
Deferred purchase consideration (2)	72	95
Other (3)	343	98
	8,286	8,182
Less: current portion	722	819
	$7,564	$7,363
(1) The acquisition of Painted Pony in the fourth quarter of 2020 included lease liabilities of $93 million (note 5).
(2) Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next three years.
(3) The acquisition of Painted Pony in the fourth quarter of 2020 included product transportation and processing obligations valued at $268 million (note 5).

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2020

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.7% (December 31, 2019 – 3.8%) and inflation rates of up to 2% (December 31, 2019 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2020	Dec 31 2019
Balance – beginning of year	$5,771	$3,886
Liabilities incurred	5	15
Liabilities acquired, net	13	198
Liabilities settled	(249)	(296)
Asset retirement obligation accretion	205	190
Revision of cost and timing estimates	(134)	412
Change in discount rates	253	1,412
Foreign exchange adjustments	(3)	(46)
Balance – end of year	5,861	5,771
Less: current portion	184	208
	$5,677	$5,563

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2020	Dec 31 2019
Balance – beginning of year	$297	$124
Share-based compensation (recovery) expense	(82)	223
Cash payment for stock options surrendered and PSUs vested	(39)	(2)
Transferred to common shares	(21)	(53)
Charged to Oil Sands Mining and Upgrading, net	5	5
Balance – end of year	160	297
Less: current portion	119	227
	$41	$70
Included within share-based compensation liability as at December 31, 2020 was $49 million related to PSUs granted to certain executive employees (December 31, 2019 – $62 million).

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2020

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Current corporate income tax – North America	$42	$(20)	$(245)	$354
Current corporate income tax – North Sea	—	40	(4)	112
Current corporate income tax – Offshore Africa	5	7	17	44
Current PRT (1) – North Sea	(14)	—	(31)	(89)
Other taxes	2	4	6	13
Current income tax	35	31	(257)	434
Deferred corporate income tax	(25)	194	(181)	(895)
Deferred PRT (1) – North Sea	—	—	—	1
Deferred income tax	(25)	194	(181)	(894)
Income tax	$10	$225	$(438)	$(460)
(1) Petroleum Revenue Tax
In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. In the fourth quarter of 2020, the Government of Alberta substantively enacted legislation to accelerate this reduction, lowering the corporate tax rate from 10% to 8%, effective July 1, 2020. This acceleration did not have a significant impact on the Company's deferred corporate income tax liability at December 31, 2020.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2020

12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2020
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,186,857	$9,533
Issued upon exercise of stock options	3,979	108
Previously recognized liability on stock options exercised for common shares	—	21
Purchase of common shares under Normal Course Issuer Bid	(6,970)	(56)
Balance – end of year	1,183,866	$9,606
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 3, 2021, the Board of Directors declared a quarterly dividend of $0.47 per common share, an increase from the previous quarterly dividend of $0.425 per common share. The dividend is payable on April 5, 2021.
Normal Course Issuer Bid
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company did not renew its Normal Course Issuer Bid after its expiry in May 2020.
During the first quarter of 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million. Retained earnings were reduced by $215 million, representing the excess of the purchase price of common shares over their average carrying value.
On March 3, 2021, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the Toronto Stock Exchange ("TSX") to purchase, by way of a normal course issuer bid, up to 5.0% of its issued and outstanding common shares for the purpose of repurchasing a number of common shares approximately equal to the number of options exercised throughout the year in order to eliminate dilution for shareholders. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through the facilities of the TSX, alternative Canadian trading platforms and the New York Stock Exchange.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at December 31, 2020:

	Year Ended Dec 31, 2020
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	47,646	$38.04
Granted	12,032	$32.89
Exercised for common shares	(3,979)	$27.24
Surrendered for cash settlement	(757)	$29.34
Forfeited	(6,286)	$39.65
Outstanding – end of year	48,656	$37.53
Exercisable – end of year	17,970	$39.59
The Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2020

13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Dec 31 2020	Dec 31 2019
Derivative financial instruments designated as cash flow hedges	$69	$71
Foreign currency translation adjustment	(61)	(37)
	$8	$34

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2020, the ratio was within the target range at 39.6%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2020	Dec 31 2019
Long-term debt, net (1)	$21,269	$20,843
Total shareholders’ equity	$32,380	$34,991
Debt to book capitalization	39.6%	37.3%
(1)Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2020, the Company was in compliance with this covenant.

15. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Weighted average common shares outstanding – basic (thousands of shares)		1,181,968	1,184,428	1,181,768	1,190,977
Effect of dilutive stock options (thousands of shares)		924	2,188	—	2,129
Weighted average common shares outstanding – diluted (thousands of shares)		1,182,892	1,186,616	1,181,768	1,193,106
Net earnings (loss)		$749	$597	$(435)	$5,416
Net earnings (loss) per common share	– basic	$0.63	$0.50	$(0.37)	$4.55
	– diluted	$0.63	$0.50	$(0.37)	$4.54

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2020

16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Dec 31, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,190	$—	$—	$—	$2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,745	$253	$28	$(26,228)	$(23,202)

	Dec 31, 2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,465	$—	$—	$—	$2,465
Investments	—	490	—	—	490
Other long-term assets	652	—	290	—	942
Accounts payable	—	—	—	(816)	(816)
Accrued liabilities	—	—	—	(2,611)	(2,611)
Other long-term liabilities (1)	—	(21)	(91)	(1,904)	(2,016)
Long-term debt (2)	—	—	—	(20,982)	(20,982)
	$3,117	$469	$199	$(26,313)	$(22,528)
(1)Includes $1,690 million of lease liabilities (December 31, 2019 – $1,809 million) and $72 million of deferred purchase consideration payable over the next three years (December 31, 2019 – $95 million).
(2)Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Dec 31, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2020

	Dec 31, 2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$490	$490	$—	$—
Other long-term assets	$942	$—	$290	$652
Other long-term liabilities	$(207)	$—	$(112)	$(95)
Fixed rate long-term debt (6) (7)	$(14,110)	$(15,938)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt is based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Dec 31 2020	Dec 31 2019
Derivatives held for trading
Natural gas fixed price swaps	$(5)	$(3)
Natural gas basis swaps	(40)	(8)
Foreign currency forward contracts	(7)	(10)
Cash flow hedges
Foreign currency forward contracts	(108)	(91)
Cross currency swaps	136	290
	$(24)	$178

Included within:
Current portion of other long-term assets	$5	$8
Current portion of other long-term liabilities	(131)	(112)
Other long-term assets	131	282
Other long-term liabilities	(29)	—
	$(24)	$178
For the year ended December 31, 2020, the ineffectiveness arising from cash flow hedges was a loss of $1 million (year ended December 31, 2019 – gain of $3 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2020

The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2020	Dec 31 2019
Balance – beginning of year	$178	$356
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	(32)	(13)
Foreign exchange	(168)	(231)
Other comprehensive income	(2)	66
Balance – end of year	(24)	178
Less: current portion	(126)	(104)
	$102	$282
(1)Includes the fair value movement in commodity financial instruments acquired from Painted Pony from the date of acquisition (note 5).
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Year Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net realized risk management loss	$23	$11	$32	$64
Net unrealized risk management (gain) loss	(21)	17	(39)	13
	$2	$28	$(7)	$77

Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At December 31, 2020, the Company had the following derivative financial instruments outstanding. All of these instruments were assumed in the acquisition of Painted Pony in the fourth quarter of 2020:

	Remaining term			Weighted average volume	Weighted average price	Index
Natural Gas
Fixed price swap	Jan 2021	-	Dec 2021	37,337 GJ/d	$2.03/GJ	AECO
	Jan 2021	-	Dec 2021	31,178 MMBtu/d	US$2.46/MMBtu	DAWN
	Jan 2021	-	Dec 2021	20,808 MMBtu/d	US$2.54/MMBtu	NYMEX
	Jan 2021	-	Dec 2021	17,466 MMBtu/d	US$2.70/MMBtu	SUMAS

Differential swap	Jan 2021	-	Aug 2021	20,000 GJ/d	$0.29/GJ	AECO-STN 2

Basis swap	Jan 2021	-	Dec 2023	53,333 MMBtu/d	US$1.23/MMBtu	AECO
	Jan 2024	-	Dec 2025	20,000 MMBtu/d	US$0.97/MMBtu	AECO
	Jan 2021	-	Dec 2021	20,000 MMBtu/d	US$0.09/MMBtu	DAWN

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2020

The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2020, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contract requires the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At December 31, 2020, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Jan 2021	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at December 31, 2020 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at December 31, 2020, the Company had US$4,951 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$4,379 million designated as cash flow hedges.
During the first quarter of 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2020, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2020, the Company had net risk management assets of $129 million with specific counterparties related to derivative financial instruments (December 31, 2019 – $265 million).
The carrying amount of financial assets approximates the maximum credit exposure.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2020

c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$667	$—	$—	$—
Accrued liabilities	$2,346	$—	$—	$—
Long-term debt (1)	$1,343	$4,887	$7,051	$8,279
Other long-term liabilities (2)	$345	$200	$435	$942
Interest and other financing expense (3)	$776	$693	$1,619	$4,452
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $189 million; one to less than two years, $162 million; two to less than five years, $397 million; and thereafter, $942 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2020.
17. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1) (2)	$870	$817	$858	$841	$809	$10,370
North West Redwater Partnership service toll (3)	$163	$160	$160	$156	$150	$2,694
Offshore vessels and equipment	$64	$9	$—	$—	$—	$—
Field equipment and power	$28	$21	$21	$21	$21	$246
Other	$25	$21	$21	$22	$22	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals.
(2)The acquisition of Painted Pony in the fourth quarter of 2020 included approximately $2,400 million of product transportation and processing commitments (note 5).
(3)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt component of the monthly cost of service tolls. Included in the cost of service tolls is $1,169 million of interest payable over the 30-year tolling period (note 8).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2020

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Segmented product sales
Crude oil and NGLs	2,374	2,882	7,480	9,679	104	297	417	860	90	94	318	632	2,568	3,273	8,215	11,171
Natural gas	434	327	1,242	1,150	1	12	12	57	10	15	42	67	445	354	1,296	1,274
Other income and revenue (1)	13	—	41	6	—	2	3	5	(4)	2	18	8	9	4	62	19
Total segmented product sales	2,821	3,209	8,763	10,835	105	311	432	922	96	111	378	707	3,022	3,631	9,573	12,464
Less: royalties	(173)	(308)	(503)	(998)	—	(1)	(1)	(2)	(5)	(7)	(16)	(42)	(178)	(316)	(520)	(1,042)
Segmented revenue	2,648	2,901	8,260	9,837	105	310	431	920	91	104	362	665	2,844	3,315	9,053	11,422
Segmented expenses
Production	633	628	2,510	2,425	99	121	321	391	27	30	103	109	759	779	2,934	2,925
Transportation, blending and feedstock (2)	1,026	1,042	3,393	2,935	2	4	15	19	—	1	1	2	1,028	1,047	3,409	2,956
Depletion, depreciation and amortization	1,017	935	3,780	3,326	61	98	277	308	54	50	190	242	1,132	1,083	4,247	3,876
Asset retirement obligation accretion	24	27	97	95	8	7	30	28	1	2	6	6	33	36	133	129
Risk management activities (commodity derivatives)	(29)	13	(20)	49	—	—	—	—	—	—	—	—	(29)	13	(20)	49
Gain on acquisition	(217)	—	(217)	—	—	—	—	—	—	—	—	—	(217)	—	(217)	—
Equity loss from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	2,454	2,645	9,543	8,830	170	230	643	746	82	83	300	359	2,706	2,958	10,486	9,935
Segmented earnings (loss) before the following	194	256	(1,283)	1,007	(65)	80	(212)	174	9	21	62	306	138	357	(1,433)	1,487
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange gain
(Gain) loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax expense (recovery)
Deferred income tax (recovery) expense
Net earnings (loss)

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2020

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Segmented product sales
Crude oil and NGLs (3)	2,078	2,633	7,389	11,340	21	26	83	88	(75)	15	(108)	351	4,592	5,947	15,579	22,950
Natural gas	—	—	—	—	—	—	—	—	51	28	182	145	496	382	1,478	1,419
Other income and revenue (1)	14	2	139	6	99	—	202	—	9	—	31	—	131	6	434	25
Total segmented product sales	2,092	2,635	7,528	11,346	120	26	285	88	(15)	43	105	496	5,219	6,335	17,491	24,394
Less: royalties	(23)	(118)	(78)	(481)	—	—	—	—	—	—	—	—	(201)	(434)	(598)	(1,523)
Segmented revenue	2,069	2,517	7,450	10,865	120	26	285	88	(15)	43	105	496	5,018	5,901	16,893	22,871
Segmented expenses
Production	787	856	3,114	3,276	75	5	184	20	10	8	48	56	1,631	1,648	6,280	6,277
Transportation, blending and feedstock (2)(3)	240	330	881	1,306	83	—	181	—	(33)	39	27	437	1,318	1,416	4,498	4,699
Depletion, depreciation and amortization	479	464	1,784	1,656	4	3	15	14	—	—	—	—	1,615	1,550	6,046	5,546
Asset retirement obligation accretion	18	14	72	61	—	—	—	—	—	—	—	—	51	50	205	190
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(29)	13	(20)	49
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	(217)	—	(217)	—
Equity loss from investments	—	—	—	—	—	73	—	287	—	—	—	—	—	73	—	287
Total segmented expenses	1,524	1,664	5,851	6,299	162	81	380	321	(23)	47	75	493	4,369	4,750	16,792	17,048
Segmented earnings (loss) before the following	545	853	1,599	4,566	(42)	(55)	(95)	(233)	8	(4)	30	3	649	1,151	101	5,823
Non–segmented expenses
Administration													107	95	391	344
Share-based compensation													123	161	(82)	223
Interest and other financing expense													177	217	756	836
Risk management activities (other)													31	15	13	28
Foreign exchange gain													(513)	(229)	(275)	(570)
(Gain) loss from investments													(35)	70	171	6
Total non-segmented expenses													(110)	329	974	867
Earnings (loss) before taxes													759	822	(873)	4,956
Current income tax expense (recovery)													35	31	(257)	434
Deferred income tax (recovery) expense													(25)	194	(181)	(894)
Net earnings (loss)													749	597	(435)	5,416
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2) Includes a provision of $143 million relating to the Keystone XL pipeline project in the fourth quarter of 2020 in the North America segment.
(3) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2020

Capital Expenditures (1)

	Year Ended
	Dec 31, 2020			Dec 31, 2019
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$(7)	$(150)	$(157)	$129	$(219)	$(90)
Offshore Africa	12	3	15	35	(2)	33
	$5	$(147)	$(142)	$164	$(221)	$(57)

Property, plant and equipment
Exploration and Production
North America (3) (4)	$999	$371	$1,370	$4,702	$918	$5,620
North Sea	122	(21)	101	196	153	349
Offshore Africa (5)	87	7	94	194	(1,476)	(1,282)
	1,208	357	1,565	5,092	(405)	4,687
Oil Sands Mining and Upgrading (6)	1,323	(629)	694	1,525	344	1,869
Midstream and Refining	5	1	6	10	—	10
Head office	19	—	19	34	(3)	31
	$2,555	$(271)	$2,284	$6,661	$(64)	$6,597
(1)This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in the second quarter of 2019.
(4)Includes cash consideration paid of $111 million for the acquisition of Painted Pony in the fourth quarter of 2020.
(5)Includes a derecognition of property, plant and equipment of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in the first quarter of 2019.
(6)Net expenditures include capitalized interest and share-based compensation.
Segmented Assets

	Dec 31 2020	Dec 31 2019
Exploration and Production
North America	$29,094	$30,963
North Sea	1,624	1,948
Offshore Africa	1,407	1,529
Other	81	30
Oil Sands Mining and Upgrading	41,567	42,006
Midstream and Refining	1,301	1,418
Head office	202	227
	$75,276	$78,121

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2020

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2020:
Interest coverage (times)
Net earnings (1) (2)	(0.1x)
Adjusted funds flow (3)	7.3x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Additional earnings of $897 million would be required to achieve a net earnings interest coverage ratio of 1.0x.
(3)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2020